Exhibit 99.1

Press Release

B.O.S. Signs Letter of Intent for the Acquisition of the Business of iDnext Ltd. and its Subsidiary Next-Line Ltd.

RISHON LEZION, Israel, September 8, 2015 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the “Company”, “BOS”) (Nasdaq: BOSC), a leading Israeli provider of RFID and Supply Chain solutions to global enterprises, announced today that its RFID and Mobile division, operated through its wholly owned subsidiary, BOS-Dimex Ltd. (“Dimex”) has signed a Letter of Intent for the acquisition of the business operations of iDnext Ltd. (“iDnext”) and its subsidiary Next-Line Ltd. (“Next-Line”). The parties expect to consummate the transaction in January 2016.

iDnext, incorporated in 1997, is an Israeli private company that specializes in Automatic Identification and Data Capture (“AIDC”) through barcode and RFID technology, mainly for libraries.

Next-Line, incorporated in 2008, specializes in providing on-site inventory count services, mainly to leading retail chains in Israel in the fields of apparel, food, convenience and pharma. Next-Line also provides asset tagging and counting services for corporate and governmental entities, on the basis of its experienced team and proprietary software. Next-Line is able to quickly and accurately count inventory, with minimum shutdown time, as compared to manual inventory counts typically performed by a company’s employees.

Yuval Viner, CEO of BOS said: “I am pleased to announce the acquisition of the business of iDnext and Next-Line. The Next-Line inventory counting service is complementary to our existing line of products and services. Following this acquisition, our RFID and Mobile division will be able to offer customers a one-stop-shop inventory management solution. The solution will include a Warehouse Management System and varied technologies and equipment for automatic identification of inventory and assets. This acquisition promotes our long term strategy, to grow and strengthen BOS’ through acquisitions.”

Moti Harel, founder and CEO of iDnext and Next-Line stated: “I am excited to join BOS’ RFID and Mobile division, which I have known for many years. We have recently cooperated with BOS in a couple of projects and I am confident that BOS is the right platform to support the market’s growing demand for inventory and assets counting services.”

Eran Harel, CTO of iDnext and Next-Line said: “In 2014, we have launched new proprietary software, designed to improve the control and efficiency of the counting process. The combination of this platform with BOS’ capabilities is expected to deliver substantial value to customers.”

Eyal Cohen, CFO of BOS, stated: “In view of the reduction of BOS’ loans, net of cash and deposits, from $14.9 million in December 2009 to $2.7 million in June 2015, BOS now has a capital structure that allows it to make acquisitions to facilitate the growth of our company. We anticipate that the acquisition of iDnext and Next-Line will positively impact our profits, commencing year 2016. In 2014, iDnext and Next-Line generated revenues (unaudited) of $1.5 million and an operating profit (unaudited) of $250,000.”

Dimex intends to acquire the business operation of iDnext and Next-Line in consideration for cash and BOS ordinary shares. The consideration will include an initial payment comprised of NIS 1.6 million (approximately $410,000) paid in cash and NIS 1.3 million (approximately $330,000) paid by the issuance of BOS ordinary shares.

Dimex shall make additional performance payments based on the operational profit of the acquired business in the calendar years 2016 and 2017. For each of 2016 and 2017, Dimex shall pay the sellers an amount equal to the operational profit in such year multiply by two, less NIS 1.45 million. In case the annual operational profit will be greater than NIS 1,250,000 (approximately $320,000) Dimex shall further pay up to NIS 150,000 (approximately $38,000) as a success payment. These performance based payments shall be made in May of 2017 and of 2018. Dimex may elect to make up to 35% of the performance based payments in BOS shares.

Closing of the transaction is subject to execution of a definitive agreement and the meeting of certain closing conditions, including satisfactory completion of due diligence and approval of BOS’ bank.

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Supply Chain solutions to enterprises. BOS’ RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company’s supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:
Eyal Cohen
CFO
+972-542525925

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Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness and the risk that the iDnext acquisition may not be consummated; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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